Exhibit 99.6

CONSENT OF KPMG LLP

We refer to the opinion letter of our firm dated May 26, 2026 (the “Fairness Opinion”) addressed to the board of directors of Brookfield Corporation (the “Board”), a copy of which is attached as Appendix K to the Management Information Circular of Brookfield Corporation dated June 5, 2026 (the “Circular”). The Fairness Opinion was prepared for the exclusive use of and reliance by the Board in connection with their consideration of the Transaction (as defined in the Circular).

We hereby consent to KPMG being named under the heading “Experts” in the Prospectus Supplement (as defined below). We hereby also consent to the incorporation by reference of (i) the full text of, and any references to, the Fairness Opinion and any summary or other disclosures in respect thereof contained in the Circular and (ii) any references to KPMG’s name contained in the Circular into the Prospectus Supplement dated September 21, 2026 relating to the offering by Brookfield Finance Inc. of US$600 million aggregate principal amount of 5.650% Notes due 2031 (the “Prospectus Supplement”), which has been filed under the joint registration statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File No. 333-292304). The Fairness Opinion remains subject to the assumptions, limitations and qualifications set forth therein, reflects our views as of the date of the Fairness Opinion and is not to be reproduced, disseminated, quoted from or referred to (in whole or in part), except in accordance with our prior written consent.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our Fairness Opinion or that is within our knowledge as a result of services we performed in connection with the Fairness Opinion. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “U.S. Securities Act”), or the rules and regulations promulgated thereunder, nor do we hereby admit that we are experts with respect to any part of the Prospectus Supplement within the meaning of the term “experts” as used in the U.S. Securities Act or the rules and regulations promulgated thereunder.

Yours truly,

/s/ KPMG LLP

KPMG LLP

Toronto, Canada

September 21, 2026